

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 9, 2011

via U.S. mail and facsimile

Neal D. Crispin, Chief Executive Officer
AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010

> **RE:** **AeroCentury Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 1-13387**

Dear Mr. Crispin:

We have reviewed your amended reports filed February 4, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Quarterly Report on Form 10-Q/A for the Period Ended March 31, 2010

Item 6. Exhibits

1. We note that you have amended your quarterly report on Form 10-Q for the quarterly period ended March 31, 2010, to provide an omitted exhibit, consistent with your undertaking in your response to comment 17 in our comment letter dated December 29, 2010. Exhibit 10.12 to the amended quarterly report is incorporated by reference from Exhibit 99.3 to the current report on Form 8-K you filed on March 31, 2010. We note, however, that there is no Exhibit 99.3 to aforementioned current report; there is only an Exhibit 99. Please revise your exhibit index to correctly identify the incorporated exhibit.

2. Please amend your quarterly report on Form 10-Q to provide the complete certifications required by Item 601(b)(31) and Item 601(b)(32) of Regulation S-K. The abbreviated certifications you filed are not sufficient. This

comment also applies to your Form 10-Q/A for the period ended June 30, 2010.

Quarterly Report on Form 10-Q/A for the Period Ended June 30, 2010

Item 6. Exhibits

3. Exhibits 10.14 and 10.15 appear to incorporate the same exhibit by reference. Please amend your Form 10-Q to include the Management Fee Subordination Agreement as an exhibit.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief